UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Four Q Technologies Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 17, 2018

Physical address of issuer
10203 arcola Lane North

Website of issuer
www.shiftposts.com

Current number of employees
3

Filer EDGAR CIK
0001830829

Filer EDGAR CCC
H#7g$rL2

Submission Contact Person Information

> ***Name***
> Elizabeth Cooper
>
> ***Phone Number***
> (415) 515-8461
>
> ***Email Address***
> elizabeth.cooper@shiftposts.com
>
> ***Notification Email Address***
> elizabeth.cooper@shiftposts.com

Signatories

> ***Name***
> Elizabeth Cooper
>
> ***Signature***
>
>
> ***Title***
> CEO
>
> ***Email***
> elizabeth.cooper@shiftposts.com
>
> ***Date***
> April 15, 2026